

A PLATFORM FOR GROWTH

SEPTEMBER 2010
WWW.NHIREIT.COM

HIGHLIGHTS

Healthcare REIT – 120 properties – 23 states

- Strong diversified portfolio
- Focus on need driven senior housing properties
- Attractive investment opportunities in the marketplace
- Low leverage balance sheet
- Management has operating background
- Solid dividend

STRATEGY

- Focus on senior housing real estate with top-tier regional operators
- Prioritize direct referrals and growth with existing tenants over brokered deals
- Diversify portfolio with private pay and higher priority given to AL and newer SNF with high Private and Medicare potential
- Other investment opportunities: 2nd Mortgage Lending & Construction lending w/ purchase option

ACQUISTIONS
2009 through September 2010

Investment Type	Asset Class	Total Investment	WAIY	Avg Mat.
Lease-back	SNF	$122,550,000	9.59%	2021
Lease-back	AL/ALZ	$61,150,000	9.58%	2025
Construction Loan	TRC[1]	$13,870,000	10.00%	2015
Lease-back	APH[2]	$12,500,000	12.00%	2025
2nd Mortgage	SNF	$5,000,000	14.00%	2015
Mortgage	AL	$3,900,000	9.64%[3]	2018
2nd Mortgage	AL/SNF	$850,000	12.00%	2014
		$219,820,000	9.86%	2022

[1] Transitional Rehabilitation Center
[2] Acute Psychiatric Hospital
[3] $5m mortgage purchased at a $1.1m discount; stated borrower rate is 7.47%, initial cash yield is 9.64%, yield at maturity is 12.37%

GEOGRAPHIC DIVERSIFICATION

YTD Revenue



- less than $250,000
- $250,000 - $1,249,999
- $1,250,000 - $2,749,999
- $2,750,000 - $5,249,999
- more than $5,249,999

Number of Facilities



- less than 2
- 2 - 4
- 5 - 9
- 10 - 14
- more than 14

REVENUE BY INVESTMENT TYPE

Quarter Ended September 30, 2010



Other (less than 3%), 6.4%
ACH, 3.6%
ALF, 21.2%
SNF, 68.9%

Quarter Ended September 30, 2009



Other (less than 3%), 5.6%
Hosp, 4.1%
ALF, 15.1%
SNF, 75.2%

TENANT CONCENTRATION

- Well diversified tenant mix with both public and privately-held companies
- Of the 86 health care properties leased to operators, 41 are leased to National HealthCare Corporation (“NHC”), a publicly-held company and our largest customer.

Quarter Ended September 30, 2010



Community Health Systems, Inc. (CYH), 4.82%
Sun Healthcare Group, Inc. (SUNH), 2.10%
Sunrise Senior Living, Inc. (SRZ), 1.74%
Emeritus Senior Living (ESC), 5.51%
National HealthCare Corp. (NHC), 44.17%
Non-public, 41.66%

Quarter Ended September 30, 2009



Sun Healthcare Group, Inc. (SUNH), 2.08%
Sunrise Senior Living, Inc. (SRZ), 1.74%
Community Health Systems, Inc. (CYH), 5.18%
National HealthCare Corp. (NHC), 46.90%
Non-public, 44.10%

LARGEST TENANT – NHC

- Strongest Balance Sheet in the Senior-Housing public company operating space
- National HealthCare Corporation (“NHC”), a publicly-held company, founded in 1971, provides services to 77 long-term health care centers with 9,742 beds. NHC's affiliates also operate 36 homecare programs, seven independent living centers and 16 assisted living communities. NHC's other services include Alzheimer's units, long-term care pharmacies, hospice, a rehabilitation services company, and providing management and accounting services to third parties
- NHI is NHC’s only landlord

National HealthCare Corporation		
	12/31/2009	12/31/2008
Revenue	$668.2	$633.2
EBITDAR	128.5	112.6
NHI Lease Service	34.7	33.7
Cash and Cash equivalents	39.0	49.0
Restricted cash	96.9	119.4
Marketable securities	71.3	54.7
Restricted marketable securities	19.4	1.5
Equity	525.8	480.8
Debt/Total Book Capitalization	1.87%	11.18%

NHI CAPITALIZATION & LIQUIDITY

	Q3 2010	Q2 2010	Q1 2010	2009	2008
Debt and Equity					
Borrowings under revolving credit facility	$28.2	$43.8	$33.9	$ -	$ -
Long Term Debt	-	-	-	-	-
Equity	440.5	438.5	436.8	434.6	429.6
Total Book Capitalization	468.7	482.3	470.7	434.6	433.6
Debt/Total Book Capitalization	6.0%	9.1%	7.2%	0.0%	0.9%
Cash and Securities					
Cash and cash equivalents	$2.5	$11.7	$4.4	$45.7	$100.2
Marketable securities	20.9	19.8	21.6	21.3	26.6
LTC preferred stock	38.1	38.1	38.1	38.1	38.1
Total Cash and Securities	$61.5	$69.6	$64.1	$105.1	$164.9

FINANCIAL HIGHLIGHTS

	Q3 2010	Q2 2010	Q1 2010	2009	2008
Revenues	$19.7	$19.2	$20.3	$64.2	$58.0
Expenses	[4.3]	[4.0]	[6.9]	[15.1]	[12.9]
Other Income and Expenses (1)	1.9	4.0	2.5	15.1	12.4
Net Income	$17.3	$19.2	$15.9	$64.2	$57.5
FFO per share – Basic	$0.72	$0.72	$0.67	$2.63	$2.35
Dividend per share	$0.605	$0.575	$0.575	$2.30(3)	$2.34(3)(4)
Dividend payout ratio(2)	84.0%	79.9%	85.8%	87.5%	99.6%

(1) Includes non-operating income and expense, discontinued operations and loan and realty loss recoveries
(2) Dividend per share divided by FFO per share-basic
(3) Includes special dividends of $.10 and $.14, per share declared in 2009 and 2008, respectively
(4) Excludes an $.08 per common share 'spillover' dividend declared in 2008 for 2007

FFO RECONCILIATION

	Q3 2010	Q2 2010	Q1 2010	2009	2008
Net Income	$17.3	$19.2	$15.9	$64.2	$57.5
Real estate depreciation	2.7	2.6	2.5	7.3	6.7
Real estate depreciation in discontinued ops	-	-	-	1.0	1.0
Net gain on sale of real estate	-	(2.0)	-	-	-
Funds from operations	$20.0	$19.8	$18.4	$72.5	$65.2
Basic funds from operations per share	$0.72	$0.72	$0.67	$2.63	$2.35
Weighted average shares - basic	27,673,703	27,665,629	27,632,376	27,586,338	27,706,106